UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4
                               (Amendment No. 3)
                               (Final Amendment)

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                          UTAH MEDICAL PRODUCTS, INC.

             (Exact name of Registrant as specified in its charter)

                          UTAH MEDICAL PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   917488108
                     (Cusip Number of Class of Securities)

                               KEVIN L. CORNWELL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          UTAH MEDICAL PRODUCTS, INC.
                              7043 SOUTH 300 WEST
                              MIDVALE, UTAH 84047
                                 (801-566-1200)

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                  June 1, 1999

                  (Date Tender Offer First Published, Sent or
                           Given to Security Holders


   This Amendment No. 3 (the "Amendment") to the Issuer Tender Offer Statement on Schedule 13E-4, dated June 1, 1999 (the "Schedule") relates to the offer by Utah Medical Products, Inc. (the "Company " or "UM") to purchase up to 1,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, par value $.01 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between UM and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $8.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a) (1) and (a) (2) respectively, to the Schedule. The Amendment is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and constitutes the final amendment to the
Schedule in accordance with Rule 13e-4(c)(3) under the Exchange Act and General Instructions D to Section 13E-4.


ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER

   See Item 8.

ITEM 8.   ADDITIONAL INFORMATION

   Items 4 and 8(e) of the Schedule are hereby amended and supplemented to add the following information:

   The Offer expired at 5:00 p.m., New York City time, on Friday, July 23, 1999. In accordance with the terms of the Offer, UM accepted for purchase 1,150,000 Shares. The final proration factor for the Offer is 90.0%. Odd Lot Shares of 2,631 were purchased prior to proration. The Offer was oversubscribed, with 1,271,422 Shares properly tendered and not properly withdrawn pursuant to the Offer. In addition to the 1,000,000 Shares subject to the Offer, UM exercised its options to purchase an additional 150,000 Shares, representing not more than 2% of its outstanding Shares, and accepted all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 100 shares. The number of such Shares is not now known, but is expected to be less than 20,000 Shares. The approximately 1,150,000 Shares purchased pursuant to the Offer represented about 15.1% of the outstanding Shares immediately prior to the Offer. Following the purchase of the Shares tendered, the Company will have approximately 6,500,000 Shares outstanding.

   Payment for the Shares accepted, and the return of all other Shares tendered, is expected to be completed prior to August 6, 1999.

   On July 26, 1999, the Company issued a press release announcing the preliminary results of the Offer. Copies of the press release issued by UM are attached hereto as Exhibits (a)(12)


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Item 9 of the Schedule is hereby amended and supplemented to add Exhibit
(a)(12).

   (a)(12)     Form of Press Release issued by the Company dated July 26, 1999.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                                   UTAH MEDICAL PRODUCTS, INC.


                                    By:  /s/ KEVIN L. CORNWELL

                                    Name:         Kevin L. Cornwell
                                    Title:        Chairman and Chief Executive
Officer

Dated: July 29, 1999






                                 EXHIBIT INDEX
                                 -------------

   Exhibit #         Description
 --------------     ----------------------
   (a)   (12)       Form of Press Release dated July 26, 1999.

                                EXHIBIT (a)(10)
                          --------------------------
                          UTAH MEDICAL PRODUCTS, INC.


                                                          Corporate Headquarters
                                                             7043 South 300 West
                                                            Midvale, Utah  84047
                                                         Telephone: 801-566-1200
                                                               FAX: 801-566-2062
                                                                 NYSE Symbol: UM

                                 PRESS RELEASE
         Utah Medical Products, Inc. Announces Results of Tender Offer

Contact:  Paul Richins                                           July 26, 1999
(801) 566-1200

     Salt Lake City, Utah - UM's Tender Offer for 1,000,000 of its Shares at $8.00 per share, initially announced on May 26, expired at 5:00 p.m. Eastern Time Friday July 23. According to preliminary results tabulated by Registrar and Transfer Company, the Depositary for the Offer, which need final verification, shareholders tendered 1,271,000 shares.

In accordance with the applicable regulations of the SEC, which allow the Company to purchase pursuant to the Offer an additional amount of shares not to exceed 2% of UM's outstanding shares, UM will purchase 100% of the odd lots and 90% of all other shares tendered, or about 1,150,000 total shares. UM estimates that proceeds will be distributed to selling shareholders by the Depositary in about two weeks' time.

After the Offer, UM's outstanding shares will number approximately 6,450,000. Shareholders who did not tender their shares now own 18% more of UM than they did before the Offer expired. Management hopes that UM's consistently improving performance together with the share repurchases will generate more interest from investors looking for excellent stock values.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



















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